SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under The Securities Exchange Act Of 1934

LIGHTNING GAMING, INC.

(Name of Issuer)

COMMON STOCK, $0.001 Par Value Per Share

(Title of Class of Securities)

To Be Applied For

 (CUSIP Number)

Donald Caldwell

Cross Atlantic Capital Partners Inc.

15 North Radnor-Chester Road, Suite B101,

Radnor, PA 19087

610-995-2650

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

With copies to:

Gregg Jaclin

Szaferman, Lakind, Blumstein & Blader, PC

101 Grovers Mill Road

Suite 200

Lawrenceville, NJ 08648

(609) 275-0400

April 12, 2011

(Date Of Event Which Requires Filing Of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box o.

SCHEDULE 13D

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Donald Caldwell

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF/PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
840,000
(8) SHARED VOTING POWER
25,022,892
(9) SOLE DISPOSITIVE POWER
840,000
(10) SHARED DISPOSITIVE POWER
25,022,892

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,862,892

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

87.29% (see Item 5 narrative below)

(14) TYPE OF REPORTING PERSON

IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Frederick C. Tecce

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

AF/PF

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
430,000
(8) SHARED VOTING POWER
25,022,892
(9) SOLE DISPOSITIVE POWER
430,000
(10) SHARED DISPOSITIVE POWER
25,022,892

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,452,892

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

85.90% (see Item 5 narrative below)

(14) TYPE OF REPORTING PERSON

IN

(1) NAMES OF REPORTING PERSONS. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

Co-Investment Fund II, L.P.

(2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)	☐
(b)	☒

(3) SEC USE ONLY

(4) SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

(5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐

(6) CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	(7) SOLE VOTING POWER
0
(8) SHARED VOTING POWER
25,022,892
(9) SOLE DISPOSITIVE POWER
0
(10) SHARED DISPOSITIVE POWER
25,022,892

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

25,022,892

(12) CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

84.45% (see Item 5 narrative below)

(14) TYPE OF REPORTING PERSON

PN

ITEM 1. SECURITY AND ISSUER.

This Statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 (the “Shares”), of Lightning Gaming, Inc., a Nevada Corporation (the “Company” or the “Issuer”).  The principal executive offices of the Company are located at 23 Creek Circle, Boothwyn, PA 19061.

ITEM 2. IDENTITY AND BACKGROUND.

This Statement is being filed by and on behalf of Donald Caldwell and Frederick Tecce each of whom is a citizen of the United States.  The present principal occupation of Mr. Caldwell is serving as the Chairman and CEO of Cross Atlantic Capital Partners, Inc. (“Cross Atlantic”). The present principal occupation of Mr. Tecce is serving as a managing director and Of Counsel to Cross Atlantic.

This Statement is also being filed by and on behalf of the Co-Investment Fund II, L.P., a Delaware limited partnership (“CI II”). Cross Atlantic is the manager of CI II.

Mr. Caldwell, a member of the Company’s Board of Directors (the “Board”), is the direct beneficial owner of the securities covered by this Statement which are held in his name or he has the right to acquire.  He shares voting control and dispositive power and, as Chairman and CEO of Cross Atlantic, may be deemed to have indirect beneficial ownership of the securities covered by this Statement which are held by CI II.

Mr. Tecce, a member of the Board, is the direct beneficial owner of the securities covered by this Statement which are held in his name or he has the right to acquire.  He shares voting control and dispositive power and, as a managing director and Of Counsel, may be deemed to have indirect beneficial ownership of the securities covered by this Statement which are held by CI II.

CI II is the direct beneficial owner of the securities covered by this Statement which are held in its name or it has the right to acquire.

The foregoing should not be construed in and of itself as an admission by any Reporting Person as to beneficial ownership of any Shares owned by another Reporting Person.

During the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the past five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The business address of each of the Reporting Persons is 15 North Radnor-Chester Road, Suite B101, Radnor, PA 19087.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Mr. Caldwell paid $50,000 of his personal money on June 1, 2005 for 840,000 shares of common stock of Lightning Poker, Inc. (“Lightning Poker”). The 840,000 Shares were received by Mr. Caldwell in exchange for the Lightning Poker shares as a result of the consummation of the merger (the “Merger”) of a subsidiary of the Issuer into Lightning Poker on January 29, 2008. As a consequence of the consummation of the Merger, warrants to purchase 3,178,990 shares of common stock of Lighting Poker became exercisable for the same number of Shares.

Mr. Tecce paid $50,000 of his personal money on June 1, 2005 for 840,000 shares of common stock of Lightning Poker. Prior to the Merger, Mr. Tecce transferred 410,000 of his Lightning Poker shares and had a balance of 430,000 shares of common stock of Lightning Poker (including 50,000 Shares held by his wife). The 430,000 Shares were received by Mr. Tecce in exchange for the Lightning Poker shares as a result of the consummation of the merger.

On January 31, 2007, CI II loaned $1,000,000 to the issuer in exchange for a note convertible into Shares (all such notes convertible into Shares are individually referred to herein as a “Note” and collectively referred to herein as “Notes”). The transaction was funded with funds held by CI II for investment in its portfolio companies.

On April 12, 2007, CI II loaned $500,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On June 30, 2008, CI II acquired Warrants to purchase an additional 1,000,000 Shares in connection with a $2,000,000 loan made to Lightning Poker. The loan was made with funds held by CI II for investment in its portfolio companies. As a result of an anti-dilution provision in the Warrants, these Warrants and the Warrants acquired prior to the Merger became exercisable for an aggregate of 4,401,385 Shares.

On June 30, 2008, CI II loaned $3,000,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On June 30, 2008, Stewart J Greenebaum, LLC (“Greenebaum”) loaned $1,000,000 to the issuer in exchange for a Note.

On December 11, 2009, CI II acquired additional Warrants to purchase an additional 250,000 Shares as part of a private transaction, which also included the purchase of a portion of an outstanding note of the Issuer.  The transaction was funded with funds held by CI II for investment in its portfolio companies.

On February 22, 2010, CI II acquired Warrants to purchase an additional 500,000 Shares in connection with a $1,000,000 loan made to Lightning Poker. The loan was made with funds held by CI II for investment in its portfolio companies.

On February 22, 2010, CI II loaned $1,000,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On February 22, 2010, Greenebaum loaned $1,000,000 to the issuer in exchange for a Note.

On March 19, 2010, CI II acquired additional Warrants to purchase an additional 250,000 Shares as part of a private transaction, which also included the purchase of a portion of an outstanding note of the Issuer.  The transaction was funded with funds held by CI II for investment in its portfolio companies.

On April 12, 2011, CI II acquired additional Warrants to purchase an additional 1,000,000 Shares in connection with a $1,000,000 loan made to Lightning Poker. The loan was made with funds held by CI II for investment in its portfolio companies.

On January 17, 2012, CI II acquired additional Warrants to purchase an additional 1,000,000 Shares in connection with the acquisition of 1,000,000 shares of Nonvoting stock for a cash price of $1,000,000 pursuant to a Securities Purchase Agreement.

On July 6, 2012, CI II acquired additional Warrants to purchase an additional 1,000,000 Shares in connection with the acquisition of 1,000,000 shares of Nonvoting stock for a cash price of $1,000,000 pursuant to a Securities Purchase Agreement.

On January 30, 2013, CI II loaned $500,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On May 6, 2013, CI II loaned $500,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On December 18, 2013, CI II acquired additional Warrants to purchase an additional 1,000,000 Shares in connection with a $500,000 loan made to the Company on January 30, 2013 and a $500,000 loan made on May 6, 2013. The loans were made with funds held by CI II for investment in its portfolio companies.

On October 8, 2014, CI II acquired additional Warrants to purchase an additional 250,000 shares in connection with a $250,000 loan made to the Company with funds held by the Fund for investment in its portfolio companies.

On October 8, 2014, CI II loaned $250,000 to the issuer in exchange for a Note. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On December 19, 2014, CI II acquired additional Warrants to purchase an additional 2,500,000 shares in connection with the purchase of the legal rights, title and interest in and to the stock, notes, including all accrued interest thereon, and warrants held with respect to the Company by Greenebaum. The transaction was funded with funds held by CI II for investment in its portfolio companies.

On December 19, 2014, CI II acquired the Notes held by Greenebaum. The transaction was funded with funds held by CI II for investment in its portfolio companies.

The total principal amount of the Notes is convertible into 8,750,000 Shares and the accrued interest as of March 31, 2015 is convertible into 4,121,507 Shares. In total, the Notes are convertible into 12,871,507 Shares.

All of the Notes and accrued and unpaid interest are due on June 30, 2017.

ITEM 4. PURPOSE OF TRANSACTION.

The reporting persons acquired beneficial ownership of the Shares as a consequence of the consummation of the Merger.

CI II acquired Warrants to purchase 3,179,050 Shares in connection with loans extended to Lightning Poker and as a consequence of the Merger. CI II acquired Warrants to purchase 1,500,000 Shares in connection with loans made to Lightning Poker on June 30, 2008 and February 22, 2010. The source of the funds for the loans was the funds held by Co-Investment Fund II for investment in portfolio companies.

CI II acquired Warrants to purchase 12,131,385 Shares in private transactions on December 11, 2009, March 19, 2010, April 12, 2011, January 17, 2012, July 6, 2012, December 18, 2013, October 8, 2014, and December 19, 2014 for investment purposes. The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies.

CI II acquired Notes to purchase 12,871,507 Shares in connection with loans made on January 31, 2007, April 12, 2007, June 30, 2008, February 22, 2010, January 30, 2013, May 6, 2013, and October 8, 2014 for investment purposes. The source of the funds for these purchases was the funds held by Co-Investment Fund II for investment in portfolio companies.

The Reporting Persons do not have any present plan or proposal that would result in any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D, except as might be proposed by Messrs. Caldwell and Tecce in their capacity as members of the Board or by such Board, with the participation of Messrs. Caldwell and Tecce. The Reporting Persons reserve the right in the future to formulate any such plans or proposals, and to take any actions with respect to its investments in the Company, including any or all of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a)  and (b) Mr. Caldwell owns 840,000 Shares and CI II holds: (a) Warrants to acquire 12,151,385 Shares and (b) Notes convertible into 12,871,507 Shares. These Shares owned and underlying the Warrants and Notes represent an aggregate beneficial ownership of approximately 87.29% of the Issuer's common stock (when including the Shares underlying the Warrants and Notes that have not yet been exercised or converted. The current amount of shares of common stock outstanding is 4,607,474). The Shares underlying the Warrants and Notes represents 84.45% of the Issuer's common stock. Mr. Caldwell has the sole voting and dispositive power of the Shares owned by him. By virtue of Mr. Caldwell's position with Cross Atlantic, he and CI II have shared voting and dispositive power over the Shares issuable upon exercise of the Warrants and conversion of the Notes held by CI II.

Mr. Tecce owns 430,000 Shares (including 50,000 Shares held by his wife) and CI II holds: (a) Warrants to acquire 12,151,385 Shares and (b) Notes convertible into 12,871,507 Shares. These Shares owned and underlying the Warrants and Notes represent an aggregate beneficial ownership of approximately 85.90% of the Issuer's common stock (when including the Shares underlying the Warrants and Notes that have not yet been exercised or converted. The current amount of shares of common stock outstanding is 4,607,474). Mr. Tecce has the sole voting and dispositive power of the Shares owned by him. By virtue of Mr. Tecce’s position with Cross Atlantic, he and CI II have shared voting and dispositive power over the Shares issuable upon exercise of the Warrants held by CI II.

(c) The 840,000 Shares were acquired by Mr. Caldwell, the 430,000 Shares were acquired by Mr. Tecce (including 50,000 Shares held by his wife), and Warrants to purchase 3,178,990 Shares were acquired by CI II on January 29, 2008 as a consequence of the Merger. Warrants to purchase 1,000,000 Shares were acquired by CI II in connection with a loan made to the Issuer on June 30, 2008. As a result of an anti-dilution provision in the Warrants, these Warrants and the Warrants acquired prior to the Merger became exercisable for an aggregate of 4,401,385 Shares. Warrants to purchase 500,000 Shares were acquired by CI II in connection with a loan made to the Issuer on February 22, 2010. Warrants to acquire the additional Shares were acquired by CI II in private transactions on December 11, 2009, March 19, 2010, April 12, 2011, January 17, 2012, July 6, 2012, December 18, 2013, October 8, 2014, and December 19, 2014. Notes convertible into Shares were acquired in connections with loans made by CI II on January 31, 2007, April 12, 2007, June 30, 2008, February 22, 2010, January 30, 2013, May 6, 2013, and October 8, 2014.

(d) Not applicable.

(e) Not applicable.

 ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Not applicable.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: April 22, 2015

By:	/s/ Donald R. Caldwell
Name: Donald R. Caldwell

By:	/s/ Frederick C. Tecce
Name: Frederick C. Tecce

CO-INVESTMENT FUND II LP

By: Co-Invest Management II, L.P.,

its General Partner

By: Co-Invest II Capital Partners, Inc.,

its General Partner

By:  /s/ Donald R. Caldwell

Donald R. Caldwell

Chairman and Chief Executive Office